ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

August 31, 2018	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Income Strategy Fund II

File Nos. 333-226215 and 811-21601

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on July 27, 2018 regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Income Strategy Fund II (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on July 18, 2018 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Cover Page

1.

Comment: Disclosure under “Portfolio Contents” on page ii sets forth the types of debt instruments in which the fund may principally invest. Please review this disclosure and confirm that it only includes the types of investments in which the Fund principally invests. See Item 8.2.b.(1) of Form N-2.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies, the Fund utilizes a dynamic asset allocation strategy and has the flexibility to allocate its assets among a variety of floating and/or fixed rate debt instruments from time to time and as market conditions change.

2.

Comment: Disclosure under “Portfolio Contents” on page iii states that the Fund may invest without limit in securities rated below investment grade. Please revise this language to include a reference to “junk bonds.”

Response: The above-referenced disclosure has been revised as follows:

The Fund may invest without limit in debt securities that are, at the time of purchase, rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”), and may also invest without limit in investment grade securities.

3.

Comment: Please confirm supplementally whether the Fund will have engaged an underwriter for the offering contemplated by the Registration Statement at the time that the Fund requests the acceleration of the Registration Statement. Note that the Staff may have additional comments depending on the Fund’s response to this Comment.

Response: The Fund does not currently intend to contractually engage any underwriters in connection with the offerings contemplated under its Registration Statement until after the Fund requests acceleration of its Registration Statement. However, consistent with recent at-the-market offerings by other PIMCO-sponsored closed-end funds, the Fund is currently in discussions with a sales agent relating to offerings of the Fund’s common shares following effectiveness of the Registration Statement.

Prospectus Summary

4.

Comment: Disclosure on page 5 states that, “Upon PIMCO’s recommendation, for temporary defensive purposes or in order to keep its cash fully invested, including during the period in which the net proceeds of this offering are being invested, the Fund may deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.” Please revise this disclosure to remove “or in order to keep the Fund’s cash fully invested,” as it is the Staff’s position that a fund may not deviate from its investment strategy for this purpose.

Response: In response to this Comment, the Fund has made the following changes to the disclosure in Pre-Effective Amendment No. 1:

Upon PIMCO’s recommendation, for temporary defensive purposes ~~or in order to keep the Fund’s cash fully invested, including~~ or during the period in which the net proceeds of an offering are being invested, the Fund may deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.

5.

Comment: The disclosure in the “Principal Risks of the Fund” section sets forth 58 principal risks. Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. See Item 8.3.(a) of Form N-2.

Response: In response to the Staff’s Comment, the Fund has removed Redenomination Risk, Market Disruption and Geopolitical Risk and Smaller Company Risk from the “Principal Risks of the Fund” section in Pre-Effective Amendment No. 1.

Summary of Fund Expenses

6.	Comment: Please provide supplementally the updated Summary of Fund Expenses section of the Prospectus that will be filed as part of Pre-Effective Amendment No. 1.

Response: Please find the updated Summary of Fund Expenses section of the Prospectus to be filed with Pre-Effective Amendment No. 1 attached as Appendix A hereto.

Portfolio Contents

7.

Comment: Please revise the second sentence of the third paragraph on page 45 to reflect that the Fund will generally treat the corporate borrower as the “issuer” of indebtedness held by the Fund for purposes of both its industry concentration policy and its diversification policy.

Response: In response to this Comment, the Fund has made the following changes to the disclosure in Pre-Effective Amendment No. 1:

The Fund will limit the amount of its total assets that it will invest in any one issuer and the Fund will limit the amount of its total assets that it will invest in issuers within the same industry (see “How the Fund Manages Risk—Investment Limitations”). For purposes of ~~this limit~~ these limits, the Fund generally will treat the corporate borrower as the “issuer” of indebtedness held by the Fund.

8.

Comment: The third sentence of the third paragraph on page 45 identifies who the Fund will treat as an “issuer” of loan participations for purposes of determining whether the fund has invested more than 5% of its total assets in a single issuer. Please revise this disclosure to reflect that the Fund will take the same approach for purposes of its concentration policy.

Response: The Fund respectfully submits that it is not aware of any published guidance from the Staff that requires registrants to treat both the lending bank or other lending institution and the borrower as “issuers” for purposes of industry concentration requirements under the 1940 Act. When the Fund acquires a loan participation, it does so to gain exposure to the underlying borrower and not to the financial intermediary involved in the loan participation. The value of a loan participation changes largely in response to changes in response to interest rates and the underlying borrower’s credit quality and relatively little, if at all, in response to factors affecting the industry of which the financial intermediary is a part (i.e., the prospect for a loan participation to generate income or appreciate in the future, or to decline in value, is typically affected little, if at all, by the financial intermediary’s industry). Accordingly, the Fund does not believe that a loan participation should be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the financial intermediary.

However, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 45 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions:

In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, the Fund will treat both the lending bank or other lending institution and the corporate borrower as “issuers.” ~~for purposes of determining whether the Fund has invested more than 5% of its total assets in a single issuer.~~

9.

Comment: The last sentence on page 97 states that “municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.” Please revise this disclosure to reflect that only tax-exempt municipal bonds are exempt from industry concentration polices. See Investment Company Act Release No. 9785 (May 31, 1977).

Response: In response to this Comment, the Fund has made the following changes to the disclosure in Pre-Effective Amendment No. 1:

Similarly, tax-exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.

Management of the Fund

10.

Comment: Disclosure on page 100 identifies whether there are any “control persons” of the Fund, who beneficially own, either directly or indirectly, more than 25% of the voting securities of the Fund. Please confirm that the Fund will also disclose the name, address, and percentage of ownership of each person who owns of record or is known by the Fund to own of record or beneficially five percent or more of any class of the Fund’ outstanding equity securities. See Item 19.2 of Form N-2.

Response: The Fund confirms that the information required by Item 19.2 will be disclosed in the Statement of Additional Information filed with Pre-Effective Amendment No. 1.

Repurchase of Common Shares; Conversion to Open-End Fund

11.

Comment: Disclosure on pages 115-116 states that, “If the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board of Trustees may consider the repurchase of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company.” In light of the restrictions set forth in Regulation M on the repurchase of common shares during a distribution, please confirm supplementally whether there is a specific repurchase plan contemplated by the Fund’s Board of Trustees and if so, the details of such plan.

Response: The Fund confirms that no specific repurchase plan with respect to the Fund’s common shares is contemplated at this time.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies

12.

Comment: The disclosure on page 53 of the SAI states that, “For a written call option on an index, the option is covered if the Fund segregates or “earmarks” assets determined to be liquid by PIMCO in accordance with procedures approved by the Board of Trustees in an amount equal to the Fund’s net obligation under the option.” Please revise this disclosure to reflect that the Fund will segregate an amount equal to the value of the underlying index.

Response: The Fund notes that call options on an index may be required to cash settle, such that a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market net obligation under the contract. PIMCO believes that segregation of the entire value of the underlying index in these circumstances represents a form of overcollateralization that unnecessarily restricts the fund and its investment operations and is not required by Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and its progeny.

We understand, however, that the Staff’s position is that segregation of marked-to-market net obligations is only permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts.1 Accordingly, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 52 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

[1]

See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” SEC Release IC-31933 (December 11, 2015), at footnote 57 and accompanying text (“For certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability, if any (‘mark-to-market segregation’). Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards (‘NDFs’)”).

In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

For a written call option on an index, the option is covered if the Fund segregates or “earmarks” assets determined to be liquid by PIMCO in accordance with procedures approved by the Board of Trustees in an amount equal to the ~~Fund’s net obligation under the option~~ value of the underlying index.

13.

Comment: Disclosure on page 65 states that, “In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the Fund’s obligation under the swap.” The Staff’s view is that credit default swaps (“CDS”) purchased or sold by the Fund cannot be “covered” such that they are no longer senior securities by entering into offsetting positions. Please revise the referenced disclosure to reflect the Staff’s position.

Response: The Fund notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for CDS. With respect to approaches to asset coverage more generally, Release 10666 and its progeny provide that contractual obligations to pay in the future are subject to the requirements of Section 18 of the 1940 Act and should be treated as “senior securities” unless: (i) a fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) a fund “covers” its obligations (e.g., a fund that has sold a put option (i.e., a long position in the underlying instrument) could “cover” its obligations by entering into an offsetting transaction whereby it sells short the instrument underlying the put option at the same or higher price than the strike price of the put option). In accordance with these principles, the Fund believes that it may appropriately cover its obligations created from selling a CDS (i.e., a long position on the underlying asset) by, for example, buying protection through a CDS on the same underlying asset.

We understand, however, that the Staff’s position is that a fund may cover its obligations by entering into offsetting positions for certain types of instruments that involve a future payment by the fund (e.g., selling a put option), but not others, including, for example, credit default swaps. Accordingly, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 64 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees~~, or enter into offsetting positions,~~ with a value at least equal to the full notional amount of the Fund’s obligation under the swap.

14.

Comment: On page 70, disclosure under “Asset Segregation” states that, “With respect to forwards, futures contracts, options and swaps that are contractually required to cash settle (i.e., where physical delivery of the underlying reference asset is not permitted), the Fund is permitted to segregate or earmark liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, if any, rather than the derivative’s full notional value.” Inasmuch as the Staff only views this type of asset segregation as appropriate with respect to forwards, futures and interest rate swap contracts that are contractually required to cash settle, please revise this sentence so that it only refers to forwards, futures and interest rate swap contracts that are contractually required to cash settle.

Response: The Fund and PIMCO respectfully disagree with the Staff’s Comment and seemingly inconsistent position that Section 18 of the 1940 Act allows for segregation or “earmarking” of liquid assets equal to a fund’s daily marked-to-market net obligations for certain types of derivative instruments that require cash settlement and not others. Release 10666 and subsequent SEC staff no-action letters stand for the proposition that derivatives transactions that give rise to economic leverage will not be treated as “senior securities” under Section 18 provided a fund segregates or earmarks liquid assets in an amount sufficient to satisfy 100% of the fund’s obligations under the transaction. In the case of derivative instruments that are required to cash settle, whether they be futures, forwards, swaps, options or other instruments, a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market obligations. Segregation of the derivative’s full notional value in these circumstances represents a form of overcollateralization that unduly restricts the fund and its investment operations, and deviates from the spirit and intent of Release 10666 and its progeny.

The Fund believes that the practices in the disclosure referenced above are consistent with currently effective policies of other registered funds that use similar descriptions of coverage practices in their registration statements. We understand that the SEC’s and Staff’s position is that segregation of marked-to-market net obligations is only permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts.2 These positions appear to have been expressed entirely through comments provided by the SEC staff in recent inspections and registration statement filings, rather than from any affirmative statement in a statute, rule, SEC release or Staff no-action letter. The Fund believes that subjecting it to recent, informal positions of the SEC staff through the registration statement review process places the Fund at a competitive disadvantage to other funds in the industry, and sees no sound basis for the Staff’s position, as there is no practical difference between the Fund’s potential obligation under a forward or future that is required to cash settle and other types of derivatives that are required to cash settle.

[2]	See supra note 1.

However, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 70 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions:

With respect to forwards~~,~~ and futures contracts~~, options~~ and interest rate swaps that are contractually required to cash settle (i.e., where physical delivery of the underlying reference asset is not permitted), the Fund is permitted to segregate or earmark liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, if any, rather than the derivative’s full notional value, but may segregate full notional value, as applicable, with respect to other derivative instruments (including written credit default swaps and written options) that contractually require or permit physical delivery of securities or other underlying assets.

Investment Restrictions

15.

Comment: Disclosure on pages 32 of the SAI describes private activity municipal bonds in which the Fund may invest. Please confirm to us that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy discussed on page 84 of the SAI. See Investment Company Act Release No. 9785 (May 31, 1977).

Response: The Fund confirms that, for purposes of the industry concentration policy, to the extent practicable, it will associate each private activity municipal bond in which it invests with a particular “industry” associated with the non-governmental entity from whose assets and revenues the bond’s principal and interest payments are principally derived, as determined by PIMCO.

16.

Comment: Disclosure on page 85 describes how the Fund will treat certain investments for purposes of determining compliance with its industry concentration policy. Please add disclosure to this section to reflect that the Fund will take the industry concentration policies of underlying investment companies in which the Fund invests into consideration for purposes of the Fund’s industry concentration policy.

Response: In response to this Comment, the Fund has added the following disclosure to Pre-Effective Amendment No. 1:

To the extent that an underlying investment company in which the Fund invests has adopted a policy to concentrate its investments in a particular industry, the Fund will, to the extent applicable, take such underlying investment company’s concentration policy into consideration for purposes of the Fund’s own industry concentration policy.

17.

Comment: Please describe supplementally how the Fund will treat non-agency residential mortgage-backed securities (“Private RMBS”), non-agency commercial mortgage-backed securities (“Private CMBS”), and other asset-backed securities (“Other ABS”) for purposes of its industry concentration policy.

Response: The Fund confirms supplementally that it will treat Private RMBS and Private CMBS as separate industries for purposes of its industry concentration policy. The Fund also confirms that, for purposes of its industry concentration policy, it will associate, to the extent practicable, each Other ABS held by the Fund with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by PIMCO.

****

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.

 Stephen Forster, Esq.

 David C. Sullivan, Esq.

Appendix A

Summary of Fund Expenses

The following table is intended to assist investors in understanding the fees and expenses (annualized) that an investor in Common Shares of the Fund would bear, directly or indirectly, as a result of an offering. The table reflects the use of leverage attributable to the Fund’s outstanding Preferred Shares and reverse repurchase agreements in an amount equal to 22.88% of the Fund’s total managed assets (including assets attributable to such leverage), which reflects approximately the percentage of the Fund’s total managed assets attributable to such leverage as of January 31, 2018, and shows Fund expenses as a percentage of net assets attributable to Common Shares. The percentage above and information below do not reflect the Fund’s use of other forms of economic leverage, such as credit default swaps or other derivative instruments. The table and example below are based on the Fund’s capital structure as of January 31, 2018. The extent of the Fund’s assets attributable to leverage following an offering, and the Fund’s associated expenses, are likely to vary (perhaps significantly) from these assumptions.

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)(1)	[--]%
Offering Expenses Borne by Common Shareholders (as a percentage of offering price) (2)	[--]%
Dividend Reinvestment Plan Fees (3)	None

(1)

In the event that the Common Shares to which this prospectus relates are sold to or through underwriters or dealer managers, a corresponding prospectus supplement will disclose the applicable sales load and/or commission.

(2)

The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by the Fund and indirectly by all of its Common Shareholders as a percentage of the offering price.

(3)

You will pay brokerage charges if you direct your broker or the plan agent to sell your Common Shares that you acquired pursuant to a dividend reinvestment plan. You may also pay a pro rata share of brokerage commissions incurred in connection with open-market purchases pursuant to the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.”

Percentage of Net Assets Attributable to Common Shares (reflecting leverage attributable to ARPS and reverse repurchase agreements)
Annual Expenses
Management Fees(1)	1.03%
Dividend Cost on Preferred Shares(2)	0.40%
Interest Payments on Borrowed Funds(3)	0.22%
Other Expenses(4)	0.02%
Total Annual Expenses	1.68%

(1)

Management Fees include fees payable to the Investment Manager for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee”). Pursuant to an investment management agreement, PIMCO is paid a Management Fee of 0.83% based on the Fund’s average weekly total managed assets. “Total managed assets” includes the total assets of the Fund (including any assets attributable to any preferred shares or other forms of leverage that may be outstanding) minus accrued liabilities (other than liabilities representing leverage). The Fund (and not PIMCO) will be responsible for certain fees and expenses, which are reflected in the table above, that are not covered by the unified management fee under the investment management agreement. Please see “Management of the Fund — Investment Manager” for an explanation of the unified management fee.

(2)

Reflects the Fund’s outstanding Preferred Shares as of January 31, 2018, which represented 11.61% of the Fund’s total managed assets (including the liquidation preference of outstanding Preferred Shares and assets attributable to reverse repurchase agreements) as of that date, at an estimated annual dividend rate to the Fund of 3.20% (based on the Preferred Share dividend rate as of July 31, 2018) and assumes the Fund will continue to pay Preferred Share dividends

Appendix A

at the “maximum applicable rate” called for under the Fund’s Bylaws due to the ongoing failure of auctions for the ARPS. The actual dividend rate paid on the ARPS will vary over time in accordance with variations in market interest rates. See “Use of Leverage” and “Description of Capital Structure.”

(3)

Reflects the Fund’s use of leverage in the form of reverse repurchase agreements as of January 31, 2018, which represented 11.26% of the Fund’s total managed assets (including the liquidation preference of outstanding Preferred Shares and assets attributable to reverse repurchase agreements) as of that date, at an annual interest rate cost to the Fund of 2.02% (based on market interest rates as of July 31, 2018). See “Leverage—Effects of Leverage.” The actual amount of borrowings expenses borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements, dollar rolls and/or borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above, but would be reflected in the Fund’s performance results.

(4)	Other expenses are estimated for the Fund’s current fiscal year ending July 31, 2019.

36

Table of Contents

EXAMPLE

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares of the Fund, assuming (1) that the Fund’s net assets do not increase or decrease, (2) that the Fund incurs total annual expenses of 1.67% of net assets attributable to Common Shares in years 1 through 10 (assuming outstanding Preferred Shares and reverse repurchase agreements representing 22.88% of the Fund’s total managed assets) and (3) a 5% annual return(1):

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$17	$53	$91	$198

(1)

The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds, Dividend Cost on Preferred Shares and Other Expenses set forth in the Annual Expenses table are accurate, that the rate listed under Total Annual Expenses remains the same each year and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. The example does not include commissions or estimated offering expenses, which would cause the expenses shown in the example to increase. In connection with an offering of Common Shares, the prospectus supplement will set forth an example including sales load and estimated offering costs.